January 24, 2020

Paul Parrish
Senior VP & Chief Financial Officer
SecureWorks Corp
One Concourse Parkway NE
Suite 500
Atlanta, GA 30328

       Re: SecureWorks Corp
           Form 10-K for the Fiscal Year Ended January 31, 2019
           File No. 001-37748

Dear Mr. Parrish:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2019

Business
Overview, page 4

1. Please disclose the dollar amount of backlog believed to be firm and separately provide the portion thereof not expected to be filled within the current year. In this regard, we note that your remaining performance obligation disclosure excludes performance obligations with a duration of one year or less and that a significant portion of your arrangements are not billed in advance. Refer to Item 101(c)(1)(viii) of
      Regulation S-K.
 Paul Parrish
FirstName LastNamePaul Parrish
SecureWorks Corp
Comapany NameSecureWorks Corp
January 24, 2020
January 24, 2020 Page 2
Page 2
FirstName LastName
Risk Factors
Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions . . ., page 38

2. You state here that your charter designates the Court of Chancery of the State of Delaware as the exclusive forum for types of actions and proceedings that may be initiated by your shareholders, including any "derivative action" or proceeding brought on your behalf.
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your filing to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 73

3. You state that the hardware appliances and related maintenance agreements included in the subscription-based solutions arrangements are incapable of being distinct within the context of the contract as they are required to access the Counter Threat Platform. Please explain further the nature and delivery of your security solutions and how you determined that maintenance and subscription services are not separately identifiable from the hardware appliance. In this regard, your disclosure on page 9 indicates that the Counter
         Threat Appliance is a physical or virtual appliance deployed in a customer's data center, branch office or cloud environment, or your own data center. Describe the standalone functionality of the appliance without the subscription or maintenance services. Also, tell us whether the customer retains the hardware appliance after the initial contract term regardless of whether or not they renew the subscription and whether a customer could use your appliance to support a third party security solution. Refer to ASC 606-10-25-19 and 25-21.
 Paul Parrish
FirstName LastNamePaul Parrish
SecureWorks Corp
Comapany NameSecureWorks Corp
January 24, 2020
Page 3
January 24, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Teri Miller